Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 11/25/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

SEC Mail Processing
NOV 27 2019
Washington, DC

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

19004326

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

Securities and Exchange Commission
Trading and Markets
NOV 26 2019
RECEIVED

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 11/25/19 (MM/DD/YY)

Cboe Exchange, Inc. (Name of Applicant)

By: [signature] (Signature)

Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 25th day of Nov (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires 08/04/23 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC
BIANCA STODDEN
My Appointment Expires
August 4, 2023

Cboe

SEC Mail Processing

NOV 27 2019

Washington, DC

November 25, 2019

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
VP, Associate General Counsel
913-815-7121

Enclosures

[1] See Attachment for a comprehensive list of updates to Exhibit C

Attachment

Summary of changes made to Exhibit C:

- The entity, Cboe Switzerland GmbH, was added

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jen Browning (Vice President)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)

- Eric Crampton (SVP, CTO)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers

- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee

- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers

- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Jackie Hancock (FINOP, Treasurer)
   - Bryan Upp (Chief Compliance Officer)
   - Troy Yeazel (President)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Mark Hemsley

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Mark Hemsley (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>
- None

<u>Current Officers</u>
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (Chief Compliance Officer)
- Sean Cleary (VP, Sales FX)
- Eric Crampton (SVP, CTO)
- John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
- James Enstrom (SVP, Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Head of Markets Division)
- Mark Hemsley (EVP, President Europe)
- Greg Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP)
- Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
- Andrew Lowenthal (EVP, International Expansion)

- Paul Reidy (VP, Cboe FX COO)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (EVP, General Counsel, and Secretary)
- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Aaron Weissenfluh (VP, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Mark Hemsley

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Richard Balarkas
- Julian Corner
- Angelo Evangelou
- Rebecca Fuller
- Mark Hemsley
- Ted Hood
- Kristian West
- John Woodman

Current Officers
- Mark Hemsley (Chief Executive Officer)
- Antonio Amelia (Secretary)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Nick Dutton (Chief Regulatory Officer)
- Adam Eades (Chief Legal Officer)
- David Howson (COO)

- Stephanie Renner (CFO)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

<u>Remuneration Committee</u>
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   <u>Current Officers</u>
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe ETF.com, Inc.

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Laura Morrison (Vice President)
   - Dave Nadig (Senior Director, Content and ETF)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. IndexPubs S.A.

1. *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Patricia Hidalgo (General Manager)
   - Dave Nadig (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. <u>Cboe SEF, LLC</u>

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Sean Cleary (Vice President)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer & Head of Multi-Asset Solutions)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (Executive Vice President, Head of Markets Division)
   - Mark Hemsley (Executive Vice President, President Europe)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Executive Vice President, International Expansion)
   - Stephanie Marrin (Vice President and Deputy Chief Regulatory Officer)
   - Paul Reidy (Vice President)
   - J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)

- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jackie Hancock (Vice President and Controller)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers
- Ed Tilly
- Gilbert Bassett
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. <u>Cboe Worldwide Holdings Limited</u>

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Mark Hemsley

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Frank English
   - William Farrow
   - Janet Froetscher
   - Jill Goodman
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Carole Stone
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Mark Hemsley (EVP, President Europe)
   - Chris Isaacson (EVP and COO)

- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

<u>Compensation Committee</u>
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

<u>Audit Committee</u>
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

<u>Nominating and Governance Committee</u>
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

<u>Finance and Strategy Committee</u>
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

<u>Risk Committee</u>
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

<u>Indemnity Committee</u>
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (CFE Managing Director)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Catherine Clay (SVP, Business Development)
   - Eric Crampton (SVP, CTO)
   - John Deters (Executive Vice President, Chief Strategy Officer & Head of Multi-Asset Solutions)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)

- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Head of Markets Division
- Mark Hemsley (Executive Vice President, President Europe)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, and CFE Senior Managing Director)
- Matthew McFarland (VP, Head of Futures and CFE Managing Director)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Electronic Trading Operations and CFE Managing Director)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Regulation)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Catherine Clay (SVP, Information Solutions)
   - Sean Cleary (VP, Sales FX)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head od Options and Business Development)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive) Bats
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Head of Markets Division)
- Mark Hemsley (EVP, President Europe)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (VP, Chief Communications Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, Software Engineering)
- Dan Overmyer (VP, Options Regulations)
- Paul Reidy (VP, Cboe FX COO)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Michael Trees (VP, Trading Systems Development)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Brent Coonrod (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. <u>Cboe UK Limited</u>

1. *Name*: Cboe UK Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Mark Hemsley

   <u>Current Officers</u>
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bryan Harkins
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Jim Roche (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

HH. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. <u>CBOE Europe B.V.</u>

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Mark Hemsley
   - Adam Eades
   - Ruben Hilhorst
   - Shyam Savania

   <u>Current Officers</u>
   - Adam Eades (President)
   - Ruben Hilhorst (Head of Compliance)
   - Shyam Savania (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vive President)
   - Mark Hemsley (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (Vice President and CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Cboe Europe Indices Limited

1. *Name*: Cboe Europe Indices Limited
   Address: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Managers
   - Paul Reidy
   - Bryan Harkins
   - Lisa Shemie
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. The Options Exchange, Incorporated

1. *Name*: The Options Exchange, Incorporated
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2018 The Options Exchange, Incorporated ceased to exist

QQ. Cboe International Holdings Limited

1. *Name*: Cboe International Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited,,

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of September 24, 2019 Cboe International Holdings Limited ceased to exist

RR. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of September 30, 2019 CBOE Stock Exchange, LLC ceased to exist.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe BYX Exchange, Inc.
- E Cboe EDGA Exchange, Inc.
- F Cboe EDGX Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe FX Europe Limited
- N Cboe FX Asia Pte. Limited
- O Cboe Europe Limited
- P Cboe Chi-X Europe Limited
- Q Cboe ETF.com, Inc.
- R IndexPubs S.A.
- S Cboe SEF, LLC
- T Cboe Worldwide Holdings Limited
- U Cboe Global Markets, Inc.
- V Cboe Futures Exchange, LLC
- W Cboe Building Corporation
- X Cboe, LLC
- Y Cboe III, LLC
- Z Cboe Bats, LLC

- AA Cboe Livevol, LLC
- BB Cboe UK Limited
- CC Cboe Vest, LLC
- DD Loan Markets, LLC
- EE Cboe Data Services, LLC
- FF Signal Trading Systems, LLC
- GG Cboe Vest Group Inc.
- HH Cboe Hong Kong Limited
- II Cboe Silexx, LLC
- JJ Digital Asset benchmark Administration, LLC
- KK CBOE Europe B.V.
- LL Cboe Off-Exchange Services, LLC
- MM Cboe Global Indices, LLC
- NN Cboe Europe Indices Limited
- OO Cboe Switzerland GmbH (see attachment)

OO Cboe Switzerland GmbH

Öffentliche Beurkundung

Public Deed

Gründung

Incorporation

der

of

Cboe Switzerland GmbH

mit Sitz in Zürich

with registered office in Zurich

Im Amtslokal des Notariats Hottingen-Zürich ist heute erschienen:

The following person is present today at the notary's office Hottingen-Zurich:

Herr **Roman Sturzenegger**, geb. 28.04.1984, von Ebnat-Kappel, wohnhaft in Bern mit Geschäftsadresse an der Bahnhofstrasse 53, 8001 Zürich;

handelnd als Bevollmächtigter für die Gründerin **Cboe Worldwide Holdings Limited,** 5th Floor, The Monument Building, 11 Monument Street, London, United Kingdom, EC3R 8AF, gestützt auf die beglaubigte und apostillierte Vollmacht vom 15. Oktober 2019;

*Mr. **Roman Sturzenegger**, born 28.04.1984, from Ebnat-Kappel, residing in Bern with business address at Bahnhofstrasse 53, 8001 Zurich;*

*acting as authorized representative for the founder **Cboe Worldwide Holdings Limited,** 5th Floor, The Monument Building, 11 Monument Street, London, United Kingdom, EC3R 8AF, based on the notarized and apostilled power of attorney dated 15 October 2019;*

und erklärt:

and declares:

I.

Unter der Firma

I hereby incorporate under the corporate name of

Cboe Switzerland GmbH

gründe ich gemäss den Bestimmungen des Schweizer Obligationenrechtes ("OR") eine Gesellschaft mit beschränkter Haftung mit Sitz in Zürich.

a limited liability company with its registered office in Zurich pursuant to the provisions of the Swiss Code of Obligations ("CO").

II.

Den mir vorliegenden Statutenentwurf lege ich als gültige Statuten der in Gründung begriffenen Gesellschaft fest. Sie sind Bestandteil dieser Urkunde.

I adopt the enclosed articles of associations as binding articles of association of the company. The articles of association form part of this public deed.

III.

Das Stammkapital der Gesellschaft beträgt CHF 25'000.-- und ist eingeteilt in 250 Stammanteile zu je CHF 100.--, welche zum Ausgabebetrag von CHF 100.-- je Stammanteil alle von der Gründerin gezeichnet werden.

The share capital of the company amounts to CHF 25.000,00 and is divided into 250 shares with a par value of CHF 100.-- each. The shares with an issue price of CHF 100.-- each are all being subscribed for by the founder.

IV.

Es sind folgende Einlagen geleistet worden:

CHF 25'000.-- in Geld, durch Hinterlegung bei der UBS Switzerland AG, Bahnhofstrasse 45, 8001 Zürich, als dem Bundesgesetz über die Banken und Sparkassen unterstelltes Institut, gemäss deren vorliegender schriftlicher Bescheinigung, zur ausschliesslichen Verfügung der Gesellschaft.

Dadurch sind die dem Ausgabebetrag aller Stammanteile entsprechenden Einlagen vollständig erbracht.

The following payments have been made:

CHF 25.000,00 have been deposited with UBS Switzerland AG, Bahnhofstrasse 45, 8001 Zurich. The bank is subject to the Swiss Bank Statute. It has issued the present confirmation, according to which the paid-in capital is at free and exclusive disposal of the company.

Therewith, the issue price of all shares has been fully paid-in.

V.

Ich stelle fest, dass

1. sämtliche Stammanteile gültig gezeichnet sind;
2. die versprochenen Einlagen dem gesamten Ausgabebetrag entsprechen;
3. die gesetzlichen und statutarischen Anforderungen an die Leistung der Einlagen erfüllt sind.

I hereby state that

1. *all shares have been validly subscribed for;*
2. *the promised payments correspond to the aggregate amount of the issue price; and*
3. *the statutory requirements and those of the Articles of Association related to payment of the issue price have been fulfilled.*

VI.

Ich bestelle als / *I hereby appoint as:*

A. Mitglied der Geschäftsführung / *Member of the managing board:*

Herr / *Mr.* Reidy, Paul, US-amerikanischer Staatsangehöriger / *US citizen*, wohnhaft in / *residing in* New York (USA), mit Einzelunterschrift / *with sole signatory power.*

B. Zeichnungsberechtigte ohne Funktionsbezeichnung / *Signatories without designated function:*

Frau / *Ms.* Shemie, Lisa, US-amerikanische Staatsangehörige / *US citizen*, wohnhaft in / *residing in* New York (USA), mit Einzelunterschrift / *with sole signatory power;*

Herr / *Mr.* Weinberg, Jonathan, französischer Staatsangehöriger / *French citizen*, wohnhaft in / *residing in* London (UK), mit Einzelunterschrift / *with sole signatory power;*

Herr / *Mr.* Harkins, Bryan, US-amerikanischer Staatsangehöriger / *US citizen*, wohnhaft in / *residing in* New York (USA), mit Einzelunterschrift / *with sole signatory power;*

Herr / *Mr.* Sturzenegger, Roman, von Ebnat-Kappel / *of Ebnat-Kappel*, wohnhaft in / *residing in* Bern, mit Einzelunterschrift / *with sole signatory power.*

C. Revisionsstelle / *Auditor:*

Die Gründerin erklärt, auf die eingeschränkte Revision und damit auf die Wahl einer Revisionsstelle zu verzichten, weil die zu gründende Gesellschaft nicht mehr als zehn Vollzeitstellen aufweist und die Voraussetzungen für die Pflicht zur ordentlichen Revision nicht erfüllt.

The founder declares to forgo the limited audit and therewith the appointment of an auditor because the company to be founded does not have more than ten full-time employees and because it does not meet the requirements for a regular audit.

VII.

Das Domizil der Gesellschaft lautet: c/o Format A AG, Pfingstweidstrasse 102b, 8005 Zürich.

The company is domiciled at: c/o Format A AG, Pfingstweidstrasse 102b, 8005 Zurich.

VIII.

Abschliessend erkläre ich die Gesellschaft den gesetzlichen Vorschriften entsprechend als gegründet.

Die Geschäftsführung hat die Gesellschaft zur Eintragung ins Handelsregister anzumelden.

Finally, I declare that the Company has been incorporated in accordance with all statutory provisions.

The Members of the Board of managing directors has to register the Company with the Commercial Registry.

*****

Zürich / Zurich, 18. November 2019

Roman Sturzenegger
(notariell beglaubigte Vollmacht)
(notarized power of attorney)

Die unterzeichnende Urkundsperson bestätigt im Sinne von Art. 777b Abs. 1 OR, dass ihr und der Gründerin resp. deren Vertreter alle in dieser Urkunde einzeln genannten Belege vorgelegen haben.

Diese Urkunde (mit Statuten) enthält den mir mitgeteilten Parteiwillen. Sie ist von der in der Urkunde genannten erschienenen Person gelesen, als richtig anerkannt und unterzeichnet worden.

Zürich, 18. November 2019

The undersigned notary public confirms in accordance with art. 777b para. 1 CO that the supporting documents as mentioned in this public deed where available to him and the founder or its authorized representative.

This public deed (along with the Articles of Association) contains the intention of the party as it has been declared to me. This public deed has been read by the person mentioned in it as having appeared before me, acknowledged by it as being correct and duly signed by it.

Zurich, 18 November 2019

NOTARIAT HOTTINGEN-ZÜRICH

Notariat Hottingen-Zürich

Roman Sandmayr, Notar

STATUTEN*

der

Cboe Switzerland GmbH

I. GRUNDLAGEN

Art. 1: Firma und Dauer

Unter der Firma

Cboe Switzerland GmbH

besteht eine Gesellschaft mit beschränkter Haftung gemäss Art. 772 ff. OR. Die Dauer der Gesellschaft ist unbeschränkt.

Art. 2: Sitz der Gesellschaft

Der Sitz der Gesellschaft ist Zürich.

Art. 3: Zweck der Gesellschaft

Zweck der Gesellschaft ist der Betrieb einer elektronischen Handelsplattform für Finanzkontrakte und –instrumente sowie das Erbringen von Dienstleistungen in diesem Geschäftsbereich an Konzerngesellschaften und Dritte.

Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und sich an anderen

ARTICLES OF ASSOCIATION*

of

Cboe Switzerland GmbH

I. GENERAL PROVISIONS

Art. 1: Corporate Name and Duration

Under the corporate name

Cboe Switzerland GmbH

a Company with Limited Liability exists pursuant to Art. 772 ff. of the Swiss Federal Code of Obligations ("**CO**") (the "**Company**"). The duration of the Company is unlimited.

Art. 2: Registered Office

The Company's registered office is Zurich.

Art. 3: Objects of the Company

The purpose of the Company is to operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business area to Group affiliates (as defined in the following paragraph) and third parties.

The Company may establish branches and subsidiaries in Switzerland and abroad and acquire interests in other companies in Switzerland and

* Die deutsche Fassung der vorliegenden Statuten ist massgeblich. / The German version of these Articles of Association shall be the governing version.

Unternehmen im In- und Ausland beteiligen sowie alle Geschäfte tätigen, die direkt oder indirekt mit ihrem Zweck im Zusammenhang stehen. Die Gesellschaft kann im In- und Ausland Grundeigentum erwerben, belasten, veräussern und verwalten.

Die Gesellschaft ist eine (indirekte) Tochtergesellschaft der Cboe Global Markets, Inc. (Muttergesellschaft) und übt ihre Geschäftstätigkeit im Interesse der Muttergesellschaft und der mit ihr verbundenen Gesellschaften (zusammen der Konzern) aus. Soweit gesetzlich zulässig, kann sie die Interessen des Konzerns oder von Konzerngesellschaften fördern und Konzerngesellschaften insbesondere direkt oder indirekt Finanzierungen gewähren (z.B. durch Darlehen oder Stellung von Sicherheiten jeglicher Art), ob mit oder ohne Entgelt. Sie kann Lizenzen, Marken, Patente und andere Immaterialgüterrechte erwerben, halten, verwalten und veräussern.

II. STAMMKAPITAL UND ANTEILE

Art. 4: Stammkapital

Das Stammkapital der Gesellschaft beträgt CHF 25'000 und ist eingeteilt in 250 Stammanteile zu je CHF 100. Das Stammkapital ist vollständig liberiert.

Art. 5: Anteilbuch

Die Gesellschaft führt über die Stammanteile ein Anteilbuch. Sie muss es so führen, dass in der Schweiz jederzeit darauf zugegriffen werden kann.

In das Anteilbuch sind einzutragen:

1 die Gesellschafter mit Namen und Adresse;
2. die Anzahl, der Nennwert sowie allenfalls die Kategorien der Stammanteile jedes Gesellschafters;
3. allfällige Nutzniesser mit Namen und Adresse;
4. allfällige Pfandgläubiger mit Namen und Adresse;
5. die Tatsache, dass einem Gesellschafter kein Stimmrecht

abroad as well as conduct all business directly or indirectly related to its purpose. The Company may acquire, encumber, sell and manage real estate in Switzerland and abroad.

The Company is an (indirect) subsidiary of Cboe Global Markets, Inc. (Parent Company) and conducts its business in the interests of the Parent Company and its affiliates (collectively, the Group). To the extent permitted by law, it may promote the interests of the Group or other Group affiliates and, in particular, grant them direct or indirect financing (e.g. through loans or the provision of collateral of any kind), with or without remuneration. It may acquire, hold, manage, and sell licenses, trademarks, patents and other intellectual property rights.

II. SHARE CAPITAL AND SHARES

Art. 4: Share Capital

The share capital of the Company amounts to CHF 25,000 and is divided into 250 shares of CHF 100 each. The share capital is fully paid in.

Art. 5: Share Register

The Company keeps a share register. It must be kept in such a manner that it can be accessed at any time in Switzerland.

The share register contains the following information:

1. The names and addresses of the shareholders;
2. The number, the nominal value and, if applicable, the class of the shares of each shareholder;
3. The names and addresses of usufructuaries, if any;
4. The names and addresses of pledgees, if any;
5. The fact that a shareholder is not allowed to exercise voting

zukommt, falls zutreffend;

6. sofern ein Gesellschafter alleine oder in gemeinsamer Absprache mit Dritten Stammanteile erwirbt und dadurch mindestens 25% der Stammanteile hält, müssen dessen wirtschaftlich berechtigte Personen mit Namen und Adresse in das Anteilbuch aufgenommen werden.

rights, if applicable;

6. If a shareholder, on his own or in concert with third parties, acquires shares and thereafter holds at least 25% of the issued shares, the name and address of such shareholder's beneficial owners must be recorded.

Art. 6: Übertragung und Verpfändung von Stammanteilen

Art. 6: Transfer and Pledging of Shares

Die Abtretung von sowie die Errichtung einer Nutzniessung an Stammanteilen bedürfen der Zustimmung der Gesellschafterversammlung. Die Gesellschafterversammlung kann die Zustimmung ohne Angabe von Gründen verweigern.

The assignment of shares as well as the granting of a usufructary right to shares require the consent of the shareholders' meeting. The shareholders' meeting may refuse consent without stating a reason.

Die Bestellung eines Pfandrechts an Stammanteilen bedarf der Zustimmung der Gesellschafterversammlung. Diese darf die Zustimmung nur verweigern, wenn ein wichtiger Grund vorliegt.

The pledging of shares requires the consent of the shareholders' meeting. The shareholders' meeting may refuse its consent only for good cause.

III. ORGANISATION DER GESELLSCHAFT

III. ORGANISATION

Art. 7: Allgemeines

Art. 7: Generalities

Die Organe der Gesellschaft sind:

A. Gesellschafterversammlung
B. Geschäftsführer
C. Revisionsstelle

The governing bodies of the Company are:

A. The shareholders' meeting
B. The managing board
C. The auditors

A. Gesellschafterversammlung

A. The Shareholders' Meeting

Art. 8: Befugnisse

Art. 8: Competence

Der Gesellschafterversammlung stehen folgende unübertragbare Befugnisse zu:

1. die Festsetzung und die Änderung der Statuten;

The shareholders' meeting has the following absolute competences:

1. To adopt and amend the articles of association;

2. die Festlegung der Entschädigung der Geschäftsführer;

4. die Wahl und Abberufung der Revisionsstelle, sofern nicht auf die Einsetzung einer Revisionsstelle verzichtet wurde;

5. die Abnahme der Jahresrechnung und, sofern anwendbar, des Lageberichts und der Konzernrechnung, sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes;

6. die Entlastung der Geschäftsführer;

7. die Zustimmung zur Übertragung und Verpfändung von sowie der Errichtung einer Nutzniessung an Stammanteilen gemäss Artikel 6;

8. die Ausübung der übrigen gemäss Art. 804 Abs. 2 OR unübertragbaren Befugnisse, soweit diese gemäss diesen Statuten anwendbar sind.

Vorbehältlich Art. 14 Abs. 3 beschliesst die Generalversammlung zusätzlich über die Zeichnungsberechtigung der Geschäftsführer und wählt deren Vorsitzenden. Weiter ist die Gesellschafterversammlung für die Ernennung von Direktoren und weiteren Zeichnungsberechtigten und die Festlegung deren Zeichnungsberechtigung zuständig.

Art. 9: Einberufung, Traktanden

Die Einberufung der Gesellschafterversammlung erfolgt durch die Geschäftsführung, nötigenfalls durch die Revisionsstelle, zusammen mit der Traktandenliste, mindestens 20 (zwanzig) Tage vor der Versammlung mit eingeschriebenem Brief, Telefax oder Email, an die vom Gesellschafter angegebene Zustelladresse.

Eine Gesellschafterversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt insbesondere zur Abnahme der Jahresrechnung, zur Beschlussfassung über die Verwendung des Bilanzgewinns, zur Entlastung der Geschäftsführer sowie für Wahlen, soweit nötig.

2. To determine the compensation of the managers;

4. To appoint and remove the auditors if the appointment of an auditor has not been waived;

5. To approve the annual accounts and, if applicable, the management report and the consolidated accounts, as well as to resolve on the allocation of the balance sheet profits;

6. To discharge the managers from any liability;

7. To approve the assignment and pledging of shares as well as the granting of a usufructary rights to shares in accordance with article 6;

8. To exercise such other inalienable rights of the shareholders' meeting pursuant to art. 804 para. 2 CO, to the extent applicable pursuant to these articles of association.

Subject to art. 14 para. 3, the shareholders' meeting determines the signatory power of the managers and appoints the chairman of the managing board. Furthermore, it appoints the directors and authorised signatories and determines their signatory power.

Art. 9: Convocation and Agenda

The shareholders' meeting shall be called by the managing board, if necessary by the auditors, together with the agenda items proposed for the meeting, at least 20 (twenty) days in advance, by registered letter, by telecopy or e-mail to the address indicated by the shareholders for such notifications.

A shareholders' meeting shall take place annually within six months after the closing of the business year, to approve the annual accounts, to resolve on the allocation of the balance sheet profits, to discharge the directors from liability, as well as for elections as required.

Weitere Gesellschafterversammlungen werden einberufen, so oft es notwendig ist.

Further meetings are called whenever necessary.

Art. 10: Universalversammlung

Sämtliche Gesellschafter können, falls kein Widerspruch erhoben wird, eine Gesellschafterversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten. In dieser Versammlung kann über alle in den Geschäftskreis der Gesellschafterversammlung fallenden Gegenstände gültig verhandelt und Beschluss gefasst werden, solange sämtliche Gesellschafter anwesend sind.

Art. 10: Plenary Meeting

All the shareholders may, if no objection is raised, hold a shareholders' meeting without observing the formalities laid down for convening such a meeting. Provided that all shareholders are present, the meeting shall be entitled to consider and validly resolve upon the matters falling within the competence of the shareholders' meeting.

Art. 11: Schriftliche Abstimmung

Beschlüsse der Gesellschafterversammlung können schriftlich gefasst werden, sofern alle Gesellschafter dem Beschluss zustimmen.

Art. 11: Written resolutions

The shareholders may adopt or approve any resolution by way of unanimous written resolutions.

Art. 12: Vorsitz, Protokoll

Der Vorsitzende der Geschäftsführung führt den Vorsitz der Gesellschafterversammlung, bei dessen Verhinderung ein anders Mitglied der Geschäftsführung oder ein anderer von der Gesellschafterversammlung bestimmter Tagesvorsitzender.

Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Gesellschafter oder Geschäftsführer zu sein brauchen.

Art. 12: Chair, Minutes

The shareholders' meeting shall be chaired by the chairman of the managing board, or, in his absence, by another member of the managing board, or by another chairman elected for that day by the shareholders' meeting.

The chairman shall appoint the minute keeper and the scrutineers. They do not need to be shareholders or managers.

Art. 13: Beschlüsse

Jeder Stammanteil berechtigt zu einer Stimme.

Die Gesellschafterbeschlüsse werden, wenn das Gesetz oder die Statuten es nicht anders vorschreiben, mit der absoluten Mehrheit der abgegebenen Stimmen gefasst.

Art. 13: Resolutions

Each share entitles to one vote.

Except as otherwise provided by law or by the articles of association, resolutions shall be adopted by an absolute majority of the votes cast.

Der Vorsitzende der Gesellschafterversammlung hat keinen Stichentscheid.

The chairman of the shareholders' meeting has no casting vote.

B. Die Geschäftsführung

B. The managing board

Art. 14: Grundsatz

Art. 14: General

Die Geschäftsführung besteht aus einem oder mehreren Mitgliedern (Geschäftsführern) unter Leitung des Vorsitzenden.

The managing board shall comprise of one or several managers led by the chairman.

Alle Gesellschafter üben die Geschäftsführung gemeinsam aus. Ist an der Gesellschaft eine juristische Person oder eine Handelsgesellschaft beteiligt, so bezeichnet sie gegebenenfalls eine oder mehrere natürliche Person oder natürliche Personen, die diese Funktion an ihrer Stelle ausübt. Diese Bezeichnung ist auch für die folgenden Geschäftsjahre gültig. Eine Genehmigung durch die Gesellschafterversammlung ist nicht erforderlich. Die juristische Person oder Handelsgesellschaft kann die von ihr zur Geschäftsführung bezeichneten Personen jederzeit auswechseln. Bestellt eine juristische Person oder eine Handelsgesellschaft als einzige Gesellschafterin mehrere Vertreter zur Ausübung der Geschäftsführung, üben die Vertreter die Geschäftsführung gemeinsam aus.

The shareholders are jointly responsible for the management of the Company. Where a legal entity or a commercial enterprise is a shareholder in the Company it appoints a natural person or natural persons to exercise this function in its stead. Such appointment remains valid for the following business years and does not require the approval of the shareholders' meeting. The legal entity or commercial enterprise may change the appointed persons exercising the function of a manager at any time. If a legal entity or a commercial enterprise as sole shareholder appoints several natural persons to act as members of the managing board in its stead, the appointed persons perform the management of the Company jointly.

Soweit eine juristische Person oder eine Handelsgesellschaft einzige Gesellschafterin ist aber mehrere natürliche Personen als Vertreter in der Geschäftsführung bezeichnet, so konstituieren sich die so bestellte Geschäftsführung selbst und regelt die Zeichnungsberechtigung der Geschäftsführer.

To the extent a legal entity or a commercial enterprise is the sole shareholder in the Company but appoints several natural persons to form the managing board in its stead, the so formed managing board constitutes itself and determines the signatory power of the member of the managing board.

Art. 15: Aufgaben

Art. 15: Duties

Soweit im Gesetz oder diesen Statuten nicht anders geregelt, obliegt der Geschäftsführung die oberste Leitung der Gesellschaft und die Überwachung der übrigen mit der Geschäftsführung betrauten Personen; insbesondere vertreten die Geschäftsführer die Gesellschaft nach aussen und besorgen alle Angelegenheiten, die nicht nach Gesetz oder diesen Statuten einem anderen Organ der Gesellschaft übertragen sind.

Subject to the limitations set forth in the law or in these articles of association, the managing board is entrusted with the ultimate direction of the Company and the supervision of the other persons entrusted with the management of the Company; in particular, the managers shall represent the Company vis-à-vis third parties and shall attend to all matters which are not delegated to or reserved for another governing body of the Company pursuant to the law or these articles of association.

Die Geschäftsführer können die Geschäftsführung ganz oder teilweise an eine oder mehrere von der Gesellschafterversammlung bestellte Personen, Direktoren oder Dritte, welche nicht Gesellschafter sein müssen, übertragen, soweit eine solche Übertragung gemäss dem Gesetz und den Statuten zulässig ist.

Subject to the limitations set forth in the law and in these articles of association, the managing board may delegate the management of the Company wholly or in part to one or several persons, directors or third parties appointed by the shareholders' meeting, who need not be shareholders of the Company.

Die Geschäftsführer haben folgende unübertragbaren und unentziehbaren Aufgaben:

1. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;
2. Festlegung der Organisation, soweit dies nicht durch die Gesellschafterversammlung erfolgt;
3. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;
4. Aufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;
5. Erstellung des jährlichen Geschäftsberichtes;
6. Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;
7. Benachrichtigung des Richters im Falle der Überschuldung.

The managing board has the following non-transferable and irrevocable duties:

1. To ultimately manage the Company and issue the necessary directives;
2. To determine the organisation as far as it is not determined by the shareholders' meeting;
3. To organise the accounting, the financial control, as well as the financial planning;
4. To supervise the persons entrusted with the management, in particular with respect to compliance with law and with the articles of association, regulations and instructions;
5. To prepare the annual report;
6. To prepare the shareholders' meeting and to implement its resolutions;
7. To inform the judge in case of insolvency.

Weiter sind die Geschäftsführer zuständig in allen Angelegenheiten, die nicht nach Gesetz, Statuten oder dem Organisationsreglement der Gesellschafterversammlung zugewiesen oder an Direktoren oder Dritte delegiert wurden.

Furthermore, the managing board has the duty and competence to act on all matters not assigned by law, the articles of association or the organizational regulations to the members' general meeting or to directors or third parties.

Art. 16: Organisation der Sitzungen

Die Geschäftsführung ist grundsätzlich beschlussfähig, wenn mehr als die Hälfte ihrer Mitglieder anwesend sind. Kein Quorum ist erforderlich für Feststellungsbeschlüsse im Zusammenhang mit Kapitalerhöhungen.

Art. 16: Organisation of the meetings

The managing board is generally quorate if more than half of its members are present. No quorum is required for resolutions concerning a capital increase. The management body shall pass its resolutions and

Die Geschäftsführung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der Mehrheit der abgegebenen Stimmen.

carry out its elections with an absolute majority of the votes cast.

Die Geschäftsführung kann internen Regularien betreffend die Sitzungsorganisation, Beschlussfähigkeit und die Beschlussfassung erlassen. Geschäftsführer können an einer Sitzung auch im Wege der Telefon- oder Videokonferenz oder ähnlicher Kommunikationsmittel teilnehmen.

The managing board may enact internal regulations regarding the organisation of the meetings, the presence quorum and the passing of resolutions. Managers may participate in any meeting by way of a telephone or video conference or similar communication means.

Der Vorsitzende hat den Stichentscheid.

The chairman has the casting vote.

Beschlüsse der Geschäftsführer können auch auf dem Zirkularweg, auch fernschriftlich (Fax) oder per E-Mail, gefasst werden.

Resolutions of the managing board may be taken by way of a circular resolution, including, without limitation, by fax or e-mail.

Über Verhandlungen und Beschlüsse der Sitzungen der Geschäftsführer ist ein Protokoll zu führen. Das Protokoll ist vom Vorsitzenden und vom Sekretär zu unterzeichnen.

Minutes are to be kept of the deliberations and resolutions of the meeting of the managing board. The minutes are to be signed by the chairman and the secretary.

Art. 17: Entschädigung

Art. 17: Compensation

Die Geschäftsführer haben Anspruch auf Ersatz ihrer im Interesse der Gesellschaft aufgewendeten Auslagen sowie auf eine ihrer Tätigkeit entsprechende Entschädigung, welche die Gesellschafterversammlung festlegt.

The managers may receive reimbursement of expenses incurred by them in the interest of the Company and receive a fee for their services as managers in the amount determined by the shareholders' meeting from time to time.

C. REVISIONSSTELLE

C. THE AUDITORS

Artikel 18: Revisionspflicht, Wahl und Einsetzung der Revisionsstelle

Article 18: Audit Requirement, Election and Appointment of Auditors

Die Gesellschafterversammlung wählt eine Revisionsstelle gemäss den Bestimmungen dieses Artikels. Die Revisionsstelle ist in das Handelsregister einzutragen.

The shareholders' meeting shall elect the auditors according to the terms of this article. The auditors are to be registered in the Commercial Registry.

Die Gesellschaft hat ihre Jahresrechnung durch eine Revisionsstelle ordentlich prüfen zu lassen, sofern die Gesellschaft in zwei aufeinander folgenden Geschäftsjahren zwei der nach folgenden Grössen überschreitet:

The auditors shall perform a regular audit of the Company's annual accounts if the Company exceeds two of the following figures in two consecutive business years:

- eine Bilanzsumme von 20 Millionen Franken;
- Umsatzerlöse von 40 Millionen Franken;
- 250 Vollzeitstellen im Jahresdurchschnitt.

Eine ordentliche Revision muss auch vorgenommen werden, wenn Gesellschafter, die zusammen mindestens 10 Prozent des Stammkapitals vertreten, dies verlangen.

Sofern die Gesellschaft die vorstehend genannten Grössen nicht überschreitet, ist sie zur eingeschränkten Revision verpflichtet.

Sofern die Gesellschaft die vorstehend genannten Grössen nicht überschreitet und zusätzlich nicht über mehr als 10 Vollzeitstellen im Jahresdurchschnitt verfügt (Art. 818 Abs. 1 i.V.m. 727a Abs. 2 OR), kann die Gesellschafterversammlung mit Zustimmung sämtlicher Aktionäre auf die Einsetzung einer Revisionsstelle verzichten. Der Verzicht gilt auch für die nachfolgenden Jahre, soweit die Voraussetzungen immer noch gegeben sind. Jeder Gesellschafter hat jedoch das Recht, spätestens 10 Tage vor der Gesellschafterversammlung die Einsetzung einer Revisionsstelle zu verlangen.

Die Amtsdauer der Revisionsstelle beträgt 1 Jahr. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Wiederwahl und Abberufung sind jederzeit möglich.

Artikel 19: Aufgaben der Revisionsstelle

Die Revisionsstelle hat die Rechte und Pflichten gemäss Art. 728 ff. OR.

Wird eine ordentliche Revision durchgeführt, so muss die Revisionsstelle an der Gesellschafterversammlung anwesend sein, welche die Jahresrechnung und gegebenenfalls die Konzernrechnung genehmigt und über die Verwendung des Bilanzgewinns beschliesst. Durch einstimmigen Beschluss kann die Gesellschafterversammlung

- Balance sheet total of CHF 20 million;
- Revenues of CHF 40 million;
- Yearly average of 250 full time employees.

A regular audit shall be carried out if shareholders representing at least 10% of the share capital request it.

If the Company does not exceed the aforementioned figures, it is subject to a limited audit.

If the Company does not exceed the aforementioned figures and, in addition, does not have a yearly average of more than 10 full time employees (art. 818 para. 1 in connection with 727a para. 2 CO), the shareholders' meeting may waive the requirement of an audit by unanimous vote. The waiver shall also apply to the successive years provided that the requirements will still be met. However, each shareholder has the right to request the appointment of auditors 10 days prior to a shareholders' meeting at the latest.

The auditors' term of office shall be 1 year. It shall end with the approval of the last annual accounts. Re-election and revocation are possible at all times.

Article 19: Duties of the Auditors

The auditors' rights and obligations are stipulated in art. 728 et seq. CO.

If a regular audit is performed, the auditors must attend the shareholders' meeting which approves the annual accounts as well as, if applicable, the consolidated financial statements and which resolves upon the distribution of the profits. By a unanimous vote the shareholders' meeting may waive its right to the auditors' presence.

auf die Anwesenheit der Revisionsstelle verzichten.

IV. GESCHÄFTSJAHR

Art. 20

Soweit die Geschäftsführung nicht ausdrücklich etwas anderes festlegt, entspricht das Geschäftsjahr dem Kalenderjahr.

V. AUFLÖSUNG UND LIQUIDATION

Art. 21: Auflösungsbeschluss

Die Gesellschafterversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft beschliessen.

VI. MITTEILUNGEN, PUBLIKATIONSORGAN

Art. 22

Mitteilungen an die Gesellschafter erfolgen schriftlich oder mittels elektronischer Datenübermittlung an die vom Gesellschafter angegebene Zustelladresse.

Offizielles Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt.

IV. BUSINESS YEAR

Art. 20

Subject to any other resolution by the managing board, the business year corresponds to the calendar year.

V. DISSOLUTION AND LIQUIDATION

Art. 21: Resolution for Liquidation

The shareholders' meeting may at any time resolve to dissolve the Company.

VI. COMMUNICATIONS, OFFICIAL PUBLICATIONS

Art. 22

Communications to the shareholders shall be made in writing or electronically to the addresses indicated by the shareholders for such communications.

The official publications of the Company are to be made in the Swiss Official Gazette of Commerce.

Zürich / Zurich 18. November 2019

Roman Sturzenegger
Mittels Vollmacht / with Power of Attorney

Notariat Hottingen-Zürich

Roman Sandmayr, Notar

UBS

UBS Switzerland AG
Postfach, CH-8152 Opfikon
Tel. +41-44-234 11 11

CLM Institutional Clients

Felix Marti
EUR2 OK2P-M8Z
Europastrasse 2
Tel. +41-44-239 33 30

www.ubs.com

Registered (R)
Niederer Kraft Frey Ltd.
Herr Roman Sturzenegger
Bahnhofstrasse 53
8001 Zürich

October 23, 2019
Our reference: OXEM-M8Z

Paying-in certificate

Dear Sir/Madam

We hereby certify that in accordance with Art. 777c and Art. 633 of the Swiss CO

***25 000 CHF (in words: *twenty-five thousand 00/100)**

have been deposited at our bank as capital stock for the purposes of founding **Cboe Switzerland GmbH domiciled in Zürich (ZH).**

The above capital has been blocked and will be made exclusively and freely available to the company upon presentation of an excerpt from the Commercial Register stating the registration of the company therein.

This paying-in certificate is valid until one year after its issuance.

Sincerely

UBS Switzerland AG

Felix Marti
Associate Director

Debora Sbalchiero
Associate Director

Handelsregisteramt des Kantons Zürich

Firmennummer	Rechtsnatur	Eintragung	Löschung	Übertrag CH-020.4.069.118-0	1
CHE-412.491.374	**Gesellschaft mit beschränkter Haftung**	19.11.2019		von: auf:	

Alle Eintragungen

Ei	Lö	Firma	Ref	Sitz
1		**Cboe Switzerland GmbH**	1	Zürich

Ref	Stammkap.(CHF)	Ei	Ae	Lö	Stammanteile	Gesellschafter (siehe Personalangaben)	Ei	Lö	Domiziladresse
1	25'000.00	1			250 x 100.00	Cboe Worldwide Holdings Limited (10471829)	1		c/o Format A AG Pfingstweidstrasse 102b 8005 Zürich

Ei	Lö	Zweck	Ei	Lö	weitere Adressen
1		Zweck der Gesellschaft ist der Betrieb einer elektronischen Handelsplattform für Finanzkontrakte und -instrumente sowie das Erbringen von Dienstleistungen in diesem Geschäftsbereich an Konzerngesellschaften und Dritte. Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und sich an anderen Unternehmen im In- und Ausland beteiligen sowie alle Geschäfte tätigen, die direkt oder indirekt mit ihrem Zweck im Zusammenhang stehen. Die Gesellschaft kann im In- und Ausland Grundeigentum erwerben, belasten, veräussern und verwalten. Die Gesellschaft ist eine (indirekte) Tochtergesellschaft der Cboe Global Markets, Inc. (Muttergesellschaft) und übt ihre Geschäftstätigkeit im Interesse der Muttergesellschaft und der mit ihr verbundenen Gesellschaften (zusammen der Konzern) aus. Soweit gesetzlich zulässig, kann sie die Interessen des Konzerns oder von Konzerngesellschaften fördern und Konzerngesellschaften insbesondere direkt oder indirekt Finanzierungen gewähren (z.B. durch Darlehen oder Stellung von Sicherheiten jeglicher Art), ob mit oder ohne Entgelt. Sie kann Lizenzen, Marken, Patente und andere Immaterialgüterrechte erwerben, halten, verwalten und veräussern.			

Ei	Lö	Bemerkungen	Ref	Statutendatum
1		Mitteilungen an die Gesellschafter erfolgen schriftlich oder mittels elektronischer Datenübermittlung an die vom Gesellschafter angegebene Zustelladresse.	1	18.11.2019
1		Gemäss Erklärung vom 18.11.2019 wurde auf die eingeschränkte Revision verzichtet.		

Ei	Lö	Besondere Tatbestände	Ref	Publikationsorgan
			1	SHAB

Zei	Ref	TR-Nr	TR-Datum	SHAB	SHAB-Dat.	Seite / Id	Zei	Ref	TR-Nr	TR-Datum	SHAB	SHAB-Dat.	Seite / Id
	1	44861	19.11.2019	(	Genehmigung	EHRA)							

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
1			Cboe Worldwide Holdings Limited (10471829), in London (GB)	Gesellschafterin	
1			Reidy, Paul, amerikanischer Staatsangehöriger, in New York (US)	Geschäftsführer	Einzelunterschrift
1			Harkins, Bryan, amerikanischer Staatsangehöriger, in New York (US)		Einzelunterschrift
1			Shemie, Lisa, amerikanische Staatsangehörige, in New York (US)		Einzelunterschrift
1			Sturzenegger, Roman, von Ebnat-Kappel, in Bern		Einzelunterschrift
1			Weinberg, Jonathan, französischer Staatsangehöriger, in London (GB)		Einzelunterschrift

Zürich, 20.11.2019

Kanton Zürich Handelsregisteramt

Beglaubigter Auszug

Der Registerführer i.V.

Dieser Auszug aus dem kantonalen Handelsregister hat ohne die nebenstehende Originalbeglaubigung keine Gültigkeit. Er enthält alle gegenwärtig für diese Firma aktuellen Eintragungen sowie allfällig gestrichene Eintragungen. Auf besonderes Verlangen kann auch ein Auszug erstellt werden, der lediglich alle gegenwärtig aktuellen Eintragungen enthält. Bezüglich der letzten, noch nicht publizierten Eintragung liegt die Ermächtigung des Eidgenössischen Amtes für das Handelsregister im Sinne von Art. 11 Abs. 2 HRegV vor.